THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 30, 2009

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

                       RE:      Monar International, Inc.
                       Form S-1 Registration Statement
                       File No. 333-161566

Dear Mr. Owings:

Pursuant to my telephone conversation with Robert Errett today, please be advised the auditor’s consent has been updated and included in this amendment.

                       Yours truly,

                       The Law Office of Conrad C. Lysiak, P.S.

                       BY:      CONRAD C. LYSIAK
                      Conrad C. Lysiak

CCL: hdw

cc: Monar International, Inc.